Alexander (Alika) Chuck

T: (951) 870-0662 --- alikachuck@gmail.com
linkedin.com/in/alexanderchuck --- 120 Southbrook, Irvine, CA 92604

PROFESSIONAL EXPERIENCE

QUALITY CONTROL CONSULTING LLC (QCC)   Norco, CA
Managing Partner & Co-Founder   *May 2019 – Present*
- Achieve $6M+ worth of heavy equipment grants for the Carl Moyer Program by SCAQMD
- Expand market share and providing our services in northern California and Arizona
- Strategize the financial and operational model for the company
- Establish the operational protocol for various dairy and produce farmers on how services are carried out

COLDWELL BANKER RICHARD ELLIS (CBRE)   Newport Beach, CA
Senior Valuation Associate; Industrial Team   *June 2018 – Present*
- Produce appraisal reports with the industrial team; generating $3M+ revenue since employment
- Develop market value assumptions on industrial properties for multibillion-dollar clients
- Prepare the frontends and backends of appraisal reports with senior appraiser and MAI
- Analyze excel models to determine market value through sales, cost, and income comparison approaches

PHARM ROBOTICS LLC   San Jacinto, CA
Chief Financial Officer & Co-Founder   *July 2017 - Present*
- Collaborate with universities and integration firms to advance product development of Sureshot proof-of-concept
- Raise $300k+ between private investors, Siemens Industry, Inc., and equity crowdfunding campaign on Wefunder
- Obtain 46 non-binding, signed letters of intent from dairy farmers representing $34.8M+ in revenue potential
- Issue a nonprovisional patent for the firm entitled, "The Robotic Injection System for Domestic Herd Animals"

COTTONWOOD DAIRY   San Jacinto, CA
Operations & Quality Control Manager of Cottonwood Compost   *August 2015 – May 2019*
- Oversaw the production, quality controls, and regulation of 60k+ tons of organic material fiscally
- Reduced the cost to produce by 50% through developing a water injection system with for windrow composting
- Transacted $360k+ of CDFA and OMRI certified compost in an eight-month span
- Facilitated monthly internal audits for $300k+ of accounts payables and receivables

EDUCATION

CHAPMAN UNIVERSITY   Orange, CA
GEORGE L. ARGYROS SCHOOL OF BUSINESS & ECONOMICS   *August 2015 – May 2019*
- Bachelor of Science in Business Administration with an Emphasis in Finance
- Bachelor of Science in Accounting

LEADERSHIP EXPERIENCE

CAROLYN CAMPAGNA KLEEFELD CONTEMPORARY ART MUSEUM   Long Beach, CA
Advisory Board Member   *November 2019 – Present*
- Serve as the Ambassador Committee Chair and implementing outreach tactics
- Create fundamental policies for the museum as a member of the W&M Committee
- Work with the Executive Committee to implement a long-term strategic plan for KCAM

LOS ANGELES MUSIC AND ARTS SCHOOL   Los Angeles, CA
Young Professionals Advisory Board Member   *November 2019 – Present*
- Campaign with Board Members & Staff to raise $76,914 for our 75th-year anniversary
- Organize mobile COVID-19 vaccine hubs in East LA by collaborating with Fulgent Genetics
- Collaborate with YPAB Members, Board, & Staff to raise $119,604 for $100k THRIVE campaign

ALPHA KAPPA PSI   **Orange, CA**
Professional Business Fraternity Chapter President   *February 2016 – May 2019*
- Oversaw chapter operations for 126 members as the Chapter President of the Rho Chi chapter
- Allocated funds from $50k+ budget with the VP of Finance to facilitate effective chapter events
- Conducted 150+ professional interviews for the fraternity and hosted 15 Professional Development events

DELTA SIGMA PHI   **Orange, CA**
Social Fraternity Founding Father & Standards Board Member   *December 2018 – May 2019*
- Founded the Eta Lambda chapter at Cglhapman University with 56 members in the Alpha class
- Served as a member of Standards Board to ensure members were performing due diligence and compliance
- Developed rapport with campus greek-life and organizations and earned recognition

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OTHER SKILLS/ACCOMPLISHMENTS
- 2021 Forbes 30 Under 30 Honoree
- 2020 Ag Grad 30 Under 30 Honoree
- Co-inventor of active non-provisional utility patent "US Patent 10,874,086, 2020"
- Author of "How to Optimize Animal Health Protocols: 3 Ideas for Dairy and Beef Producers"
- Amateur music producer; Ableton Live 11
- Proficient in FS, DCF, M&A, & LBO Modeling
- Knowledgeable in QuickBooks & Microsoft Office